Mail Stop 4561

September 8, 2008

Michael D. Pickett
Chairman of the Board, Chief Executive
   Officer and President
Onvia, Inc.
509 Olive Way, Suite 400
Seattle, WA 98101

> **Re: Onvia, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 000-29609**

Dear Mr. Pickett:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    /s/ Stephen Krikorian

                                    Stephen Krikorian
                                    Accounting Branch Chief